EXHIBIT 99.1

Gary Sugar Appointed a Director of Seabridge Gold

TORONTO, May 16, 2016 (GLOBE NEWSWIRE) -- Chairman and CEO Rudi Fronk announced today that the Company’s Board of Directors has appointed Gary A. Sugar as an independent director.

Mr. Sugar is well-known for his extensive involvement in the investment banking industry. He served for 32 years with RBC Capital Markets, including 24 years as a Managing Director. During his tenure at RBC, Mr. Sugar led numerous equity and debt offerings, advised on merger and acquisition transactions for a wide range of Canadian and international mining companies and provided on-going oversight of corporate banking relationships. Prior to his career in investment banking, he worked for the mining industry in various roles ranging from corporate development to field geologist. Mr. Sugar holds a BSc in Geology and an MBA, both from the University of Toronto.

Mr. Sugar recently served as a director of Osisko Mining Corporation and Romarco Minerals Inc. He currently serves as a director of Stillwater Mining Company.

Seabridge Chairman and CEO Rudi Fronk welcomed Mr. Sugar to the board. “Gary has a deep understanding of our industry and the responsibilities of independent directors. We look forward to his contribution in matters of strategic importance such as joint ventures as well as in corporate governance and the work of the audit committee.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292  ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net